UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Medigus Ltd.

(Name of Issuer)

Ordinary shares, par value NIS 1.00 per share

(Title of Class of Securities)

58471G201

(CUSIP Number)

Kfir Silberman

L.I.A. Pure Capital Ltd

20 Raoul Wallenberg Street

Tel Aviv, Israel 6971916

+972-3-7175777

STEVE WOLOSKY

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 12, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 58471G201

1	NAME OF REPORTING PERSON

L.I.A. Pure Capital Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,493,920*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,493,920*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,493,920*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%*
14	TYPE OF REPORTING PERSON

CO

* Includes (i) 4,353,920 Shares underlying 217,696 American Depositary Shares of the Issuer (“ADSs”), each of which represents 20 Shares, and (ii) 500,000 Shares underlying 25,000 Series C Warrants, each of which is exercisable into 1 ADS.

2

CUSIP NO. 58471G201

1	NAME OF REPORTING PERSON

Kfir Silberman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,647,920#
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,647,920#
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,647,920#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%#
14	TYPE OF REPORTING PERSON

IN

# Includes (i) 4,507,920 Shares underlying 225,396 ADSs (of which 7,700 ADSs are directly owned by Mr. Silberman), and (ii) 500,000 Shares underlying 25,000 Series C Warrants.

3

CUSIP NO. 58471G201

1	NAME OF REPORTING PERSON

Eli Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 58471G201

1	NAME OF REPORTING PERSON

Benad Goldwasser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel and USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		261,290
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

261,290
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 58471G201

1	NAME OF REPORTING PERSON

Ronen Rosenbloom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 58471G201

1	NAME OF REPORTING PERSON

Eli Yoresh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel and Latvia
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		166,614
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

166,614
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

166,614
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 58471G201

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed, on July 30, 2018, Pure Capital delivered a letter to the Issuer (the “July 30 Letter”) requesting that the Issuer convene a special general meeting of shareholders in order to replace the members of the Issuer’s board of directors (the “Board”). In the July 30 Letter, Pure Capital nominated Eli Cohen, Prof. Benad Goldwasser, Ronen Rosenbloom and Eli Yoresh (the “Nominees”) for election to the Board.

On August 16, 2018, the Issuer filed with the Securities and Exchange Commission (“SEC”) a proxy statement and proxy card (the “Proxy Statement”) with respect to an annual general meeting of shareholders it has purportedly scheduled for September 20, 2018 (the “Annual Meeting”). According to the Proxy Statement, the agenda for the Annual Meeting not only includes a proposal to elect Pure Capital’s Nominees, but also includes, among other things, a proposal to elect incumbent members of the Board for an additional term and to increase the Issuer’s authorized capital.

On September 12, 2018, Pure Capital issued a letter to shareholders (the “Letter to Shareholders”) in connection with matters related to the Annual Meeting stating, among other things, the following:

▪

The July 30 Letter explicitly demanded that the Issuer hold a shareholders meeting in order to allow shareholders to vote for the appointment of Pure Capital’s Nominees to serve as directors in lieu of the incumbent members of the Board. However, while the Proxy Statement includes a proposal to elect Pure Capital’s Nominees, it does not include a corresponding proposal regarding the termination of the term of office of the incumbent directors. Therefore, it is possible for shareholders to vote for the election of both Pure Capital’s Nominees and the incumbent directors at the Annual Meeting. Accordingly, Pure Capital believes the Issuer is acting in bad faith by failing to fully comply with the explicit demands of the July 30 Letter in violation of applicable law and in a manner that constitutes a grave misrepresentation to shareholders.

▪

On August 19, 2018, counsel to Pure Capital delivered a letter to the Issuer (the “Response Letter”) emphasizing that the omission from the agenda for the Annual Meeting of a proposal regarding the termination of the term of office of the incumbent directors was contrary to the explicit demands of Pure Capital. The Response Letter demands that the Issuer publish a complete version of the July 30 Letter and that it amend the agenda for the Annual Meeting and the Proxy Statement in order to allow shareholders to vote on a proposal to not only elect Pure Capital’s Nominees but to simultaneously terminate the term of office of all incumbent members of the Board who are not external directors regardless of the outcome of the Issuer’s proposal to elect the incumbent directors for an additional term. The Issuer has not complied with these demands.

8

CUSIP NO. 58471G201

▪	In the Proxy Statement, the Board recommends that shareholders vote against the election of Pure Capital’s Nominees. Pure Capital believes the Board’s act of recommending that shareholders vote against Pure Capital’s Nominees while shareholders are also being asked to remove the incumbent directors represents an inherent conflict of interest. In addition, Pure Capital believes statements made by the Issuer in the Proxy Statement regarding Pure Capital and its Nominees are misleading, biased and possibly defamatory and Pure Capital reserves all rights with respect to such statements.
▪	The Board has presided over a long period of value destruction, including through numerous capital consolidations and capital raises under unfavorable terms. Nevertheless, the agenda for the Annual Meeting includes a proposal to increase the Issuer’s authorized capital. In order to prevent further dilution to shareholders, Pure Capital objects to this agenda item.
▪

Pure Capital believes all its Nominees are highly-qualified candidates who will work in the best interests of shareholders if elected at the Annual Meeting. Pure Capital intends to vote for the election of its Nominees, against the election of the Issuer’s incumbent directors and against the increase in the Issuer’s authorized capital at the Annual Meeting. For the avoidance of doubt, Pure Capital reserves all rights regarding its July 30 Letter.

The foregoing description of the Letter to Shareholders, July 30 Letter and Response Letter do not purport to be complete and are qualified in their entirety by reference to the full text thereof, copies of which are attached as exhibits hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to Shareholders, dated September 12, 2018.
99.2	July 30 Letter, dated July 30, 2018 (Annex 1 to Letter to Shareholders).
99.3	Response Letter, dated August 19, 2018 (Annex 2 to Letter to Shareholders).

9

CUSIP NO. 58471G201

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2018

L.I.A. Pure Capital Ltd

By:	/s/ Kfir Silberman
	Name:	Kfir Silberman
	Title:	Chairman and Chief Executive Officer

/s/ Kfir Silberman
Kfir Silberman

/s/ Eli Cohen
Eli Cohen

/s/ Benad Goldwasser
Benad Goldwasser

/s/ Ronen Rosenbloom
Ronen Rosenbloom

/s/ Eli Yoresh
Eli Yoresh

10